UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number 1-1143
INCO LIMITED
(Translation of registrant’s name into English)
145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1	Notice of Special Meeting of Shareholders and Management Information Circular dated November 30, 2006.

Exhibit 99.2	Letter of Transmittal.

Exhibit 99.3	Form of Proxy Card.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INCO LIMITED

(Registrant)

Date: December 13, 2006

	By:	/s/ Simon A. Fish

Simon A. Fish
Executive Vice-President General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Notice of Special Meeting of Shareholders and Management Information Circular dated November 30, 2006.

Exhibit 99.2	Letter of Transmittal.

Exhibit 99.3	Form of Proxy Card.